SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         Red Robin Gourmet Burgers, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    75689M101
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Marc Weingarten, Esq. and
                            David E. Rosewater, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 10, 2010
-------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)
--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             --------------------
CUSIP NO.    75689M101                SCHEDULE 13D         PAGE 2 OF 14 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON GROUP, INC.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    795,315 (See Item 6)
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                795,315 (See Item 6)
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            795,315 (See Item 6)
-------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.10% (See Item 6)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA; CO
-------------------------------------------------------------------------------

------------------------------                             --------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 3 OF 14 PAGES
------------------------------                             --------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON MAGNOLIA MASTER FUND, LTD.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    741,615 (See Item 6)
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                741,615 (See Item 6)
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            741,615 (See Item 6)
-------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.75%(See Item 6)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             --------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 4 OF 14 PAGES
------------------------------                             --------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
 -------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    50,000
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                         50,000
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            50,000
-------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.32%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             --------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 5 OF 14 PAGES
------------------------------                             --------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GEORGE HALL
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    791,615 (See Item 6)
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                791,615 (See Item 6)
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           791,615 (See Item 6)
-------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.10% (See Item 6)
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             --------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 6 OF 14 PAGES
------------------------------                             --------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            SPOTLIGHT ADVISORS, LLC.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    3,700
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                         3,700
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,700
-------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Less than 0.1%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
-------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             --------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 7 OF 14 PAGES
------------------------------                             --------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GREGORY P. TAXIN
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
-------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    3,700
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                         3,700
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,700
-------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Less than 0.1%
-------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             --------------------
CUSIP NO.    75689M101                SCHEDULE 13D         PAGE 8 OF 14 PAGES
------------------------------                             --------------------

ITEM 1.                SECURITY AND ISSUER.

            This statement relates to the shares of Common Stock, $0.001 par value per share (the "Shares"), of Red Robin Gourmet Burgers, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 6312 S Fiddler's Green Circle, Suite 200N, Greenwood Village, CO.

ITEM 2.                IDENTITY AND BACKGROUND.

            (a) This statement is filed by Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG"), Clinton Special Opportunities Master Fund, Ltd., a Cayman Islands exempted company ("CSO"), George Hall (CGI, CMAG, CSO and George Hall, collectively "Clinton"), Spotlight Advisors, LLC, a Delaware Limited Liability Company ("SAL"), and Gregory Taxin (SAL and Gregory Taxin, collectively "Spotlight," and collectively with Clinton, the "Reporting Persons").

            (b) The principal business address of CGI, CSO, SAL, George Hall and Gregory Taxin is 9 West 57th Street, 26th Floor, New York, New York 10019. The principal business address of CMAG is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

            (c) The principal business of CGI is investing for funds and accounts under its management. The principal business of CMAG, CSO and SAL is to invest in securities. George Hall is the Chief Investment Officer and President of CGI. Gregory Taxin is the managing member of SAL. His principal occupation is to invest in securities.

            (d) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) George Hall and Gregory Taxin are citizens of the United States of America.

            The name, citizenship, present principal occupation or employment and business address of each director and executive officer of CGI, CMAG, CSO and SAL is set forth in Schedule A attached hereto. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any Shares.

ITEM 3.                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Funds for the purchase of the Shares reported herein were derived from available capital of CMAG, CSO and SAL. A total of approximately $16,930,000 was paid to acquire such Shares.

------------------------------                             --------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 9 OF 14 PAGES
------------------------------                             --------------------

ITEM 4.                PURPOSE OF TRANSACTION.

            The Reporting Persons acquired the Shares for investment in the ordinary course of business. The Reporting Persons believe that the Shares at current market prices are undervalued and represent an attractive investment opportunity. The Reporting Persons may make further purchases of the Shares from time to time and may dispose of or sell any or all of the Shares held by it at any time.

            As of March 4, 2010, CGI and SAL, on behalf of themselves and their affiliates, entered into a Settlement Agreement (the "Agreement") with the Issuer. A summary description of the Agreement is provided in Item 6 hereto.

            As detailed in the summary description of the Agreement, the Board of Directors of the Issuer (the "Board") and the Issuer agreed to take certain business and governance actions by the date of this filing. The Reporting Persons intend to hold further discussions with the Issuer and the Board with respect to the Agreement and the Issuer's compliance with several important provisions thereof, including the Issuer's obligation to, "as promptly as is reasonably practicable," identify an additional independent director to serve on the Board and its obligations with respect to the Succession Committee.

ITEM 5.                INTEREST IN SECURITIES OF THE ISSUER.

            (a) The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 15,602,353 Shares outstanding, which is the total number of Shares outstanding as of May 18, 2010 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 21, 2010 for the period ended April 18, 2010.

            As of the close of business on June 9, 2010, Clinton may be deemed the beneficial owners of an aggregate of 795,315 Shares constituting approximately 5.10% of the Shares outstanding.

            By virtue of the Letter Agreement, the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1934 and may be deemed to beneficially own 795,315 Shares, constituting approximately 5.10% of the Shares outstanding. However, (i) Clinton expressly disclaims beneficial ownership of the Shares beneficially owned by Spotlight and (ii) Spotlight expressly disclaims beneficial ownership of the Shares beneficially owned by Clinton.

            (b) By virtue of investment management agreements with CMAG and CSO, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 795,315 Shares beneficially owned by CMAG and CSO. By virtue of his direct and indirect control of CGI and CSO, George Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI and CSO has voting power or dispositive power.

            By virtue of his direct control as managing member of SAL, Gregory Taxin is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which SAL has voting power or dispositive power.

------------------------------                             --------------------
CUSIP NO.    75689M101                SCHEDULE 13D         PAGE 10 OF 14 PAGES
------------------------------                             --------------------

            (c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

            (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

            (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            On November 9, 2009, CMAG and Spotlight entered into an oral arrangement for Spotlight to provide consulting services to CMAG in connection with its investment in securities of the Issuer. On June 9, 2010, CMAG and Spotlight amended this agreement to include CSO as a party thereunder. As consideration of such services, CMAG and CSO agreed to pay Spotlight ten percent (10%) of any realized net gains on Shares or other securities in respect of Issuer held by Clinton, including puts, calls, swaps and other derivates.

            The Reporting Persons (other than CSO) have entered into a Letter Agreement dated December 21, 2009 (the "Letter Agreement"), regarding certain conduct of the Reporting Persons. On June 9, 2010, the Reporting Person amended the Letter Agreement to include CSO as a party thereunder. The Letter Agreement includes, but is not limited to, an agreement by the parties to (i) consult with each other with respect to all purchases and sales of Shares, (ii) share expenses incurred in connection with the Reporting Persons' activities and (iii) jointly approve any filing with the SEC, press release or shareholder communication. Any party to the Letter Agreement may terminate its obligations under the Letter Agreement on 24 hours written notice to all other parties. A copy of the Letter Agreement and the first amendment are attached hereto as Exhibits 1 and 2 and are incorporated by reference herein.

            The Reporting Persons are parties to an agreement with respect to the joint filing of this Statement and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 3 and is incorporated by reference herein.

            As discussed in Item 4 herein, the Reporting Persons and the Issuer entered into the Agreement providing for certain standstill undertakings by the Reporting Persons. Pursuant to the terms of the Agreement, the parties agreed that, subject to certain conditions, the Issuer will (i) appoint Robert Aiken, effective March 4, 2010, to serve as a Class I director; (ii) appoint Lloyd Hill and Stuart Oran, effective March 4, 2010, to serve as Class II directors; (iii) expect to appoint Mssrs. Aiken, Hill and Oran to board committees; (iv) nominate and recommend in favor of the election of Mr. Hill and Mr. Oran at the Issuer's 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") for a three-year term; (v) identify and appoint, after reasonable consultation with the Reporting Persons, an additional independent candidate to serve as a Class III director;
(vi) immediately following the 2010 Annual Meeting of the Shareholders, decrease the number of directors by two; (vii) review and modify its director compensation practices; (viii) amend the Company's Amended and Restated 2007 Performance Incentive Plan to prohibit option repricing actions without shareholder consent; (ix) create a Succession Committee; and (x) approve an amendment to the Issuer's Certificate of Incorporation adopting a majority voting standard for the election of directors (the "Amendment";), subject to shareholder approval at the 2010 Annual Meeting.

------------------------------                             --------------------
CUSIP NO.    75689M101                SCHEDULE 13D         PAGE 11 OF 14 PAGES
------------------------------                             --------------------

            Subject to certain conditions, the Reporting Persons will (i) publicly support and vote their shares in favor of the election of the Class II Directors at the 2010 Annual Meeting; (ii) vote to abstain or against any shareholder nominations for director or shareholder proposals which are not approved and recommended by the Board; (iii) publicly support and vote for the ratification of the Amendment; (iv) publicly support and vote for ratification of Deloitte & Touche as the Issuer's auditors for the 2010 fiscal year and (v) through December 31, 2010 (or earlier under certain circumstances) abide by certain restrictions on activities regarding the Issuer, including, but not limited to, (a) not participating in any contested proxy solicitation, with limited exceptions relating to certain publicly-announced transactions involving the Issuer, (b) proposing or nominating candidates for the Board, (c) forming a "group" with unrelated parties, (d) requesting a special meeting and (e) publicly disparaging any member of the Board or management of the Issuer.

            The foregoing description of the Agreement is a summary only and is qualified in its entirety by reference to the Agreement, which is attached hereto as Exhibit 4 and is incorporated herein by reference.

            A copy of the related press release issued March 4, 2010 announcing the Agreement is attached hereto as Exhibit 5 and is incorporated herein by reference.

            Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Letter Agreement among Clinton Group Inc., Clinton Magnolia Master Fund Ltd., George Hall and Spotlight Advisors, LLC dated December 21, 2009.

Exhibit 2   Amendment No. 1 to the Letter Agreement, dated June 9, 2010.

Exhibit 3   Joint Filing Agreement, dated June 9, 2010.

Exhibit 4 Standstill Agreement, dated March 4, 2010 by and among CGI, SAL and the Company.

Exhibit 5   Press Release issued on March 4, 2010.

---------------------------                                 -------------------
CUSIP NO.      75689M101             SCHEDULE 13D           PAGE 12 OF 14 PAGES
---------------------------                                 -------------------

                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 2010


                                CLINTON GROUP, INC.

                                By: /s/ Francis Ruchalski
                                     ---------------------------
                                    Name:  Francis Ruchalski
                                    Title: Chief Financial Officer


                                CLINTON MAGNOLIA MASTER FUND, LTD.
                                By: Clinton Group, Inc. its investment
                                manager

                                By: /s/ Francis Ruchalski
                                     ---------------------------
                                    Name:  Francis Ruchalski
                                    Title: Chief Financial Officer


                                CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
                                By: Clinton Group, Inc. its investment
                                Manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Chief Financial Officer


                                /s/ George Hall
                                ------------------------------
                                George Hall


                                SPOTLIGHT ADVISORS, LLC

                                By: /s/ Gregory P. Taxin
                                    ---------------------------
                                    Name:  Gregory P. Taxin
                                    Title: Managing Member


                                 /s/ Gregory P. Taxin
                                 ------------------------------
                                 Gregory P. Taxin

---------------------------                                 -------------------
CUSIP NO.      75689M101             SCHEDULE 13D           PAGE 13 OF 14 PAGES
---------------------------                                 -------------------

                                   SCHEDULE A

          DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

        The following sets forth the name, position and principal occupation of each director and executive officer of CGI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 9 West 57th Street, 26th Floor, New York, New York 10019.

CLINTON GROUP, INC.

Name                           Position
---------------------------    -------------------------------------------
George Hall                    Director and President
Francis A. Ruchalski           Director and Chief Financial Officer
John L. Hall                   Director

        The following sets forth the name, citizenship, principal occupation and business address of each director of each of CMAG, CSO and SAL. There are no executive officers of CMAG, CSO or SAL.

CLINTON MAGNOLIA MASTER FUND, LTD.

Jane Fleming is a citizen of the United Kingdom. Her principal occupation is Client Accountant of Queensgate Bank & Trust Company Ltd. Her business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Dennis Hunter is a citizen of the United Kingdom. His principal occupation is Director of Queensgate Bank & Trust Company Ltd. His business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Roger Hanson is a citizen of the United Kingdom. His principal occupation is director of dms Management Ltd. His business address is dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands.

CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.

Jane Fleming is a citizen of the United Kingdom. Her principal occupation is Client Accountant of Queensgate Bank & Trust Company Ltd. Her business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Dennis Hunter is a citizen of the United Kingdom. His principal occupation is Director of Queensgate Bank & Trust Company Ltd. His business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Roger Hanson is a citizen of the United Kingdom. His principal occupation is director of dms Management Ltd. His business address is dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands.

SPOTLIGHT ADVISORS, LLC

Gregory Taxin is the Managing Member.

---------------------------                                 -------------------
CUSIP NO.     75689M101              SCHEDULE 13D           PAGE 14 OF 14 PAGES
---------------------------                                 -------------------

                                   SCHEDULE B

            This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person during the past sixty days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.


SPOTLIGHT ADVISORS, LLC

        EQUITY

        Trade Date        Shares Purchased (Sold)       Price Per Share ($)
        -----------      ------------------------       -------------------
         5/20/2010                  700                       21.20


CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.

         EQUITY

         Trade Date        Shares Purchased (Sold)      Price Per Share ($)
         -----------      ------------------------      -------------------
         6/9/2010                 50,000                    18.15989


CLINTON MAGNOLIA MASTER FUND, LTD.

        EQUITY

        Trade Date         Shares Purchased (Sold)      Price Per Share ($)
        -----------        ------------------------     -------------------
         4/29/2010                20,000                    24.65459
         5/19/2010                (5,000)                   25.16001
         5/21/2010                75,019                    20.01134
         5/21/2010                40,700                    25.00000
         5/26/2010                45,000                    20.05018
         5/27/2010                51,710                    20.08914
         5/28/2010               (17,700)                   20.75198
          6/1/2010                   100                    25.00000
          6/2/2010                25,000                    19.25297
          6/3/2010                (5,000)                   19.98858
          6/3/2010                 1,600                    25.00000
          6/7/2010                 2,500                    25.00000
          6/8/2010               (15,000)                   17.27547

        OPTIONS

        Trade Date      Expiration Date       Quantity         Strike Price ($)
        ------------    -----------------     ----------         --------------
         4/20/2010          9/17/2010           (7,800)              22.50
         4/22/2010          5/21/2010           (8,200)              25.00
         4/23/2010          5/21/2010          (32,500)              25.00
         4/29/2010          5/21/2010          (15,100)              25.00
         5/17/2010          5/21/2010          (50,000)              25.00
         5/19/2010          5/21/2010          (20,000)              25.00
         5/20/2010          6/18/2010          (30,000)              25.00
         5/20/2010          6/18/2010           (5,000)              22.50
         5/20/2010          5/21/2010          (80,000)              25.00
         5/21/2010          6/18/2010           20,000               25.00
         5/21/2010          6/18/2010           45,100               25.00
         5/21/2010          6/18/2010           (2,200)              20.00
         5/24/2010          6/18/2010          (75,000)              20.00
         5/24/2010          6/18/2010           45,000               25.00
         5/25/2010          6/18/2010           10,000               25.00
         5/28/2010          6/18/2010          (15,000)              20.00
         5/28/2010          6/18/2010           (5,000)              20.00
          6/3/2010          6/18/2010          (17,600)              20.00
          6/3/2010          6/18/2010          (32,600)              20.00
          6/7/2010          6/18/2010           10,000               20.00
          6/8/2010          6/18/2010          (23,100)              17.50
          6/8/2010          6/18/2010           10,000               25.00
          6/9/2010          6/18/2010            4,100               22.50

                                    EXHIBIT 1

                                LETTER AGREEMENT

            WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Red Robin Gourmet Burgers, Inc., a Delaware corporation (the "Company"); and

            WHEREAS, (i) Spotlight Advisors, LLC, Gregory P. Taxin, (together, the "Spotlight Parties") and (ii) Clinton Magnolia Master Fund, Ltd., Clinton Group, Inc., and George E. Hall (together, the "Clinton Parties," and collectively with the Spotlight Parties, the "Group"), wish to enter into this Letter Agreement (the "Letter Agreement") pertaining to their investments in, and activities related to, the Company and its Securities.

            NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, covenant and agree as follows:

I. Spotlight Advisors, LLC and Clinton Group, Inc. each agree to consult with each other regarding all purchases and sales of Securities of the Company by their affiliates. "Securities" shall mean equity securities of the Company, options to purchase or sell equity securities of the Company, and swaps, synthetics and other derivative securities or instruments, the value of which is solely and directly related to equity securities of the Company.

            Furthermore, so long as this Agreement is in effect, (i) none of the parties shall acquire Securities of the Company if as a result the Group would be deemed to have beneficial ownership of 10% or more of any class of the outstanding equity of the Company without the prior agreement of Spotlight Advisors, LLC, or its representatives, and Clinton Group, Inc., or its representatives (collectively, the "Representatives"), (ii) none of the parties shall purchase, sell or otherwise increase or decrease their economic exposure to Securities of the Company if such party reasonably believes that, as a result of such action, the Group or any member thereof would be likely to be required to make any regulatory filing without using their reasonable efforts to give the other parties at least 24 hours prior written notice, and (iii) each of the undersigned shall provide written notice to the other of (a) any of their purchases or sales of Securities of the Company; and (b) any Securities of the Company over which they acquire or dispose of beneficial ownership, no later than 24 hours after each such transaction.

            II. Each party shall pay its pro rata portion of all expenses incurred in connection with the Group's activities based on their relative security ownership.

            III. Each of the undersigned agrees that any filing with the Securities and Exchange Commission, press release or stockholder communication proposed to be made or issued by the Group or any member of the Group in connection with the Group's activities shall be jointly approved by the Representatives, which approval shall not be unreasonably withheld or delayed.

            IV. The relationship of the parties hereto shall be limited to carrying on the activities of the Group in accordance with the terms of this Agreement.

            Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such activities as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification.

            Except as otherwise expressly provided herein, nothing herein shall restrict any party's right to purchase or sell Securities of the Company, as he/it deems appropriate, in his/its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

            V. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

            VI. In the event of any dispute among the parties hereto arising out of the provisions of this Agreement or their investment in the Company, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

            VII. Any party hereto may terminate his/its obligations under this Agreement on 24 hours written notice to all other parties.

            VIII. Each party acknowledges that Schulte Roth & Zabel LLP shall act as counsel for both the Group and the Clinton Parties relating to their investment in the Company.

            IX. Each of the undersigned parties hereby agrees that this Group

            X. Agreement shall be filed as an exhibit to an amendment to a
Schedule 13D.

                            [SIGNATURE PAGE FOLLOWS]

            IN WITNESS WHEREOF, each of the parties hereto has caused this Group Agreement to be executed as of the 21st day of December, 2009.


                                CLINTON MAGNOLIA MASTER FUND, LTD.

                                By: Clinton Group, Inc. its investment
                                manager

                                By: /s/ Francis Ruchalski
                                     ---------------------------
                                    Name:  Francis Ruchalski
                                    Title: Chief Financial Officer


                                CLINTON GROUP, INC.

                                By: Clinton Group, Inc. its investment
                                manager

                                By: /s/ Francis Ruchalski
                                     ---------------------------
                                    Name:  Francis Ruchalski
                                    Title: Chief Financial Officer


                                /s/ George Hall
                                ------------------------------
                                George Hall


                                SPOTLIGHT ADVISORS, LLC

                                By: /s/ Gregory P. Taxin
                                    ---------------------------
                                    Name:  Gregory P. Taxin
                                    Title: Managing Member


                                By: /s/ Gregory P. Taxin
                                    ------------------------------
                                    Gregory P. Taxin

                                    EXHIBIT 2

                     AMENDMENT NO. 1 TO THE LETTER AGREEMENT

            WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Red Robin Gourmet Burgers, Inc., a Delaware corporation (the "Company"); and

            WHEREAS, on December 21, 2009 Spotlight Advisors, LLC, Gregory P. Taxin, Clinton Magnolia Master Fund, Ltd., Clinton Group, Inc., and George E. Hall (collectively, the "Parties") entered into a Letter Agreement (the "Letter Agreement") pertaining to their investments in, and activities related to, the Company and its Securities.

            WHEREAS, each of the Parties wish to add Clinton Special Opportunities Master Fund, Ltd. ("CSO") as a party to the Letter Agreement.

            NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, covenant and agree as follows:

            I. Each of the Parties agree CSO shall be a party to the Letter Agreement and shall be included for all purposes within the definition of "Clinton Parties" thereto.



                            [SIGNATURE PAGE FOLLOWS]

            IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment No.1 to the Letter Agreement to be executed as of the 9th day of June, 2010.


                                CCLINTON MAGNOLIA MASTER FUND, LTD.

                                By: Clinton Group, Inc. its investment
                                manager

                                By: /s/ Francis Ruchalski
                                     ---------------------------
                                    Name:  Francis Ruchalski
                                    Title: Chief Financial Officer


                                CLINTON GROUP, INC.

                                By: Clinton Group, Inc. its investment
                                manager

                                By: /s/ Francis Ruchalski
                                     ---------------------------
                                    Name:  Francis Ruchalski
                                    Title: Chief Financial Officer


                                CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.

                                By: Clinton Group, Inc. its investment
                                manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Chief Financial Officer


                                /s/ George Hall
                                ------------------------------
                                George Hall


                                SPOTLIGHT ADVISORS, LLC

                                By: /s/ Gregory P. Taxin
                                    ---------------------------
                                    Name:  Gregory P. Taxin
                                    Title: Managing Member


                                By /s/ Gregory P. Taxin
                                   ------------------------------
                                   Gregory P. Taxin

                                    EXHIBIT 3

                             JOINT FILING AGREEMENT

                            PURSUANT TO RULE 13d-1(k)

            The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows that such information is inaccurate.


Dated: June 9, 2010
                                CLINTON MAGNOLIA MASTER FUND, LTD.
                                By:      Clinton Group, Inc.,
                                         its investment manager

                                By:      /s/ Francis Ruchalski
                                         ------------------------------
                                         Name: Francis Ruchalski
                                         Title: Chief Financial Officer

                                CLINTON MAGNOLIA MASTER FUND, LTD.

                                By:      /s/ Francis Ruchalski
                                         ------------------------------
                                         Name: Francis Ruchalski
                                         Title: Comptroller

                                CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
                                By:      Clinton Group, Inc.,
                                         its investment manager

                                By:      /s/ Francis Ruchalski
                                         ------------------------------
                                         Name: Francis Ruchalski
                                         Title: Chief Financial Officer

                                CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.

                                By:      /s/ Francis Ruchalski
                                         ------------------------------
                                         Name: Francis Ruchalski
                                         Title: Comptroller

                                 /s/ George Hall
                                 ------------------------------
                                 George Hall

                                SPOTLIGHT ADVISORS, LLC

                                By:      /s/ Gregory Taxin
                                        ------------------------------
                                        Name: Gregory Taxin
                                        Title: Managing Member

                                /s/ Gregory Taxin
                                ------------------------------
                                Gregory Taxin

                                    EXHIBIT 4

                         RED ROBIN GOURMET BURGERS, INC.
                    6312 SOUTH FIDDLERS GREEN CIRCLE, # 200N
                           GREENWOOD VILLAGE, CO 80111

                                  March 4, 2010


Mr. Gregory P. Taxin Spotlight Advisors, LLC
9 West 57th Street, 26th Floor
New York, NY 10019

Mr. Vincent Darpino Clinton Group, Inc.
9 West 57th Street, 26th Floor
New York, NY 10019

Dear Mssrs. Taxin and Darpino:

                  This letter constitutes the agreement (the AGREEMENT) among Spotlight Advisors, LLC, a Delaware limited liability company (SPOTLIGHT) and Clinton Group, Inc., a Delaware corporation (CLINTON), on behalf of themselves and their respective affiliated funds, persons and entities, both current and future (collectively, the INVESTOR GROUP) and Red Robin Gourmet Burgers, Inc., a Delaware corporation (the COMPANY).

                  WHEREAS, the Company and Investor Group have agreed that it is in their mutual interests to enter into this Agreement, among other things, to set forth certain agreements concerning the composition of the board of directors of the Company (the BOARD) and other corporate governance matters, as hereinafter described.

                  NOW, THEREFORE, in consideration of the promises and the representations, warranties and agreements contained herein, and other good and valuable consideration, the parties hereto mutually agree as follows:

                  1. As promptly as practicable following the date of this Agreement (but in no event later than March 8, 2010), the Board shall:

                           (a) pursuant to the powers granted to the Board under
Article II of the Bylaws of the Company (the
BYLAWS), increase the size of the Board to eleven and appoint Robert Aiken (Aiken) as a Class I director (the Class I Director) and Lloyd Hill (Hill) and Stuart Oran (Oran) as Class II directors of the Company (Hill and Oran together, the Class II Directors) to fill the new directorships so created on the Board and to serve in such capacity from such date of election through the date of, in the case of the Class I Director, the Company's 2012 annual meeting of the shareholders (the "2012 Annual Meeting") and in the case of the Class II Directors, the Company's 2010 annual meeting of the shareholders (the "2010 Annual Meeting"), and until their successors are duly elected and qualified.

                           (b) promptly after their election as directors and
subject to all applicable requirements, the Board expects to appoint each New Director (as defined below) to serve on the Nominating and Governance Committee and/or the Compensation Committee, and those with suitable experience will be considered for service on the Audit Committee.

                           (c) identify as promptly as is reasonably practicable
one additional candidate to serve on the Board who (i) is qualified to serve on the Board under all requirements set forth in the Bylaws, (ii) is not employed by or otherwise affiliated with the Company, (iii) otherwise qualifies as "independent" in accordance with Rule 5605(a)(2) of the NASDAQ Listing Rules and
(iv) shall not be an Inside Director or an Affiliated Outside Director as defined in RiskMetrics Group's Classification of Directors-2010, dated November 29, 2009 (such candidate, the "Additional Director" and together with Aiken, Hill and Oran, the "New Directors" and each a "New Director"), increase the size of the Board to twelve (assuming such appointment is in advance of the 2010 Annual Meeting) and appoint the Additional Director as a Class III director to fill the new directorship so created on the Board. Prior to such appointment, the Company shall reasonably consult with the Investor Group with regard to the identity and qualifications of the Additional Director.

                  2. The Company and the Investor Group agree that the Board and the Nominating and Governance Committee thereof shall nominate and recommend each of Hill and Oran (other than in the case of her, his or their inability or refusal to serve), to stand for election as Class II directors at the 2010 Annual Meeting for terms that expire at the 2013 annual meeting of shareholders of the Company and until their successors are duly elected and qualified. The terms of Edward Harvey and Gary Singer, who have decided not to stand for re-election, shall expire at the 2010 Annual Meeting. Immediately following the 2010 Annual Meeting, the Board shall reduce the size of the Board by two; thereafter, the size of the Board shall be established as set forth in the Bylaws.

                  3. The Company shall publicly support the election to the Board of each of the Class II Directors at the 2010 Annual Meeting, including, without limitation, soliciting proxies in favor of their election.

                  4. Immediately after the execution of this agreement, the Board shall adopt a resolution (i) approving the proposed amendment to the Company's Certificate of Incorporation (the "Company Charter") adopting a majority voting standard for the election of directors substantially in the form set forth in Exhibit A to this Agreement (the "Amendment"), (ii) recommending to the Company's stockholders the approval of the Amendment and (iii) directing that the Amendment be considered at the 2010 Annual Meeting. The Company shall publicly support the approval of the Amendment by the stockholders at the 2010 Annual Meeting, including, without limitation, soliciting proxies in favor of its approval.

                  5. Consistent with its fiduciary duties, the Board shall review and modify as necessary its director compensation practices to ensure that director pay is in line with market practices and compensation levels for comparable companies.

                  6. Immediately after the execution of this agreement, the Board shall adopt a resolution approving an amendment to the Company's Amended and Restated 2007 Performance Incentive Plan (the "Performance Amendment") that provides for a specific prohibition on certain actions that may be construed as option repricing, including cash tender offers for underwater options. The Performance Amendment shall not be amended or waived without the consent of stockholders holding a majority of the then-outstanding shares of Common Stock.

                  7. Each member of the Investor Group shall (a) in the case of all shares of the Company's Common Stock (the "Common Stock") owned of record by it as of the record date for the 2010 Annual Meeting (the "Record Date"), and
(b) in the case of all shares of the Common Stock beneficially owned by any member of the Investor Group as of the Record Date (whether held in street name or by some other arrangement), instruct the record holder to: in each case at the 2010 Annual Meeting, (i) publicly support and vote for the election of each of the Class II Directors; (ii) vote to abstain or against any shareholder nominations for director or shareholder proposals (whether made pursuant to Rule 14a-8 or Rule 14a-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act," and such proposals, "Shareholder Proposals")) which are not approved and recommended by the Board, (iii) publicly support and vote for the ratification of the Amendment, and (iv) publicly support and vote for ratification of Deloitte & Touche as the Company's auditors for the 2010 fiscal year.

                  8. Pursuant to the powers granted to the Board under Article III of the Bylaws, no later than March 8, 2010, the Board shall form a committee responsible for identifying, interviewing, negotiating with and recommending for hire a new Chief Executive Officer ("New CEO") for the Company (the "Succession Committee"). The Succession Committee shall serve at the direction of the Board, and the full Board shall be responsible for the final decision with respect to the hiring of, and the terms of employment of, the New CEO. The Succession Committee's members shall be Pattye Moore and Mssrs. Hill, Oran, and Aiken. The Company and the Board shall not disband the Succession Committee prior to the hiring of a New CEO. The Company and Board shall provide the resources reasonably requested by the Succession Committee, including money to hire outside advisors and executive search consultants, and reasonable access to Company property and personnel for conducting its responsibilities. The Board shall not change the composition or size of the Succession Committee without the approval of a majority of the then-serving members of the Succession Committee.

                  If a New CEO is not identified and publicly announced by December 31, 2010, the Succession Committee shall provide shareholders of the Company with a report (the "Report") on the status of the CEO search; the Report shall be updated quarterly thereafter until a New CEO has been named.

                  9. Except as otherwise set forth in this Agreement, including the Investor Group's agreement to support the Company's nominees and proposals described in this Agreement, from the date of this Agreement until the earlier of (i) December 31, 2010 or (ii) the Anniversary Date (as defined below) (the "Standstill Period"), no member of the Investor Group shall:

                           (a) make, or in any way participate, directly or
indirectly, in any "solicitation" (as such term is used in the proxy rules of the Securities and Exchange Commission (the "SEC")) of proxies or consents, conduct or suggest any binding or nonbinding referendum or resolution or seek to advise, encourage or influence any individual, partnership, corporation, limited liability company, group, association or entity (collectively, a "Person") with respect to the voting of any of the Common Stock;

                           (b) initiate, propose or otherwise "solicit" (as such
term is used in the proxy rules of the SEC) shareholders of the Company for the approval of shareholder proposals, as amended, or otherwise, or cause or encourage any person to initiate any such shareholder proposal;

                           (c) propose or nominate, or cause or encourage any
person to propose or nominate, any candidates to stand for election to the Board, or seek the removal of any member of the Board;

                           (d) form, join or otherwise participate in a
"partnership, limited partnership, syndicate or other group" within the meaning of Section 13(d)(3) of the Exchange Act (other than the group already formed between Spotlight and Clinton) with respect to the Common Stock or deposit any shares of Common Stock in a voting trust or similar arrangement or subject any shares of Common Stock to any voting agreement or pooling arrangement, or grant any proxy with respect to any shares of Common Stock (other than to a designated representative of the Company pursuant to a proxy statement of the Company);

                           (e) take any public action to act alone or in concert
with others to control or seek to control, or to influence or seek to influence, the management, the Board or the policies of the Company;

                           (f) seek to call, or to request the call of, or call
a special meeting of the shareholders of the Company, or make a request for a list of the Company's shareholders or other Company records; or

                           (g) otherwise take, or solicit, cause or encourage
others to take, any action inconsistent with any of the foregoing.

                           (h) For the avoidance of doubt, any actions of the
New Directors taken in their capacity as members of the Board shall not be deemed to violate the foregoing clauses (a) through (g).

                           (i) For purposes of this Agreement, "Anniversary
Date" shall mean the date that is sixty (60) calendar days prior to the first anniversary of the date the Company's proxy statement is released to shareholders in connection with the 2010 Annual Meeting (provided, however, that if the Board takes any action to amend the Bylaws in such a manner as to increase the time period prior to the Company's 2011 annual meeting of the stockholders (the "2011 Annual Meeting") by which a holder of the Common Stock must provide timely notice to the Company of (A) its nomination of a person or persons to the Board at the 2011 Annual Meeting or (B) its proposal to bring business before the 2011 Annual Meeting (clauses (A) and (B) together "Stockholder Matters") then the Anniversary Date shall be the date ten (10) days prior to the date on which a stockholder must give notice to the Company with respect to any Stockholder Matters for the 2011 Annual Meeting.

                  10. During the Standstill Period, no member of the Investor Group shall, and each of them shall not solicit, cause or encourage others to, make any comments or statements regarding the Company or its current or former officers, directors or employees, which are derogatory or detrimental to, or which disparage, any of the Company or its current or former officers, directors or employees, provided, however, that nothing in this Agreement to the contrary shall prohibit the Investor Group from (i) making public statements (including statements contemplated by Rule 14a-1(1)(2)(iv) under the Exchange Act), (ii) engaging in discussions with other stockholders or (iii) soliciting, or encouraging or participating in the solicitation of, proxies or consents with respect to voting securities of the Company (so long as such discussions are in compliance with subsection 9(d) hereof) in each case with respect to any transaction that has been publicly announced by the Company involving (1) the recapitalization of the Company, (2) an acquisition, disposition or sale of assets or a business by the Company where the consideration to be received or paid in such transaction requires approval by the holders of the Common Stock or
(3) a change of control of the Company.

                  During the Standstill Period, neither the Company nor any of its officers or directors shall, nor shall any of them solicit, cause or encourage others to, make any comments or statements regarding the Investor Group or any of their respective partners, officers, directors or employees, which are derogatory or detrimental to, or which disparage, any of them. The foregoing shall not apply to compelled testimony, either by legal process, subpoena or otherwise, or to communications that are required by an applicable fiduciary or legal obligation and are subject to contractual provisions providing for confidential disclosure.

                  11. The Company shall issue a press release substantially in the form attached hereto as Exhibit B (the "Press Release") as soon as practicable on or after the date hereof, but in no event later than March 8, 2010 and the Company shall file a corresponding Form 8-K that includes both the Press Release and this Agreement. As soon as practicable on or after the date hereof, but in no event later than March 8, 2010, the Investor Group shall file a corresponding amendment on its Schedule 13D. Neither the Company nor the Investor Group shall make any public announcement or statement that is inconsistent with or contrary to the statements made in the Press Release, except as required by law or the rules of any stock exchange or with the prior written consent of the other party. Each member of the Investor Group represents and warrants to the Company that it is unaware of any fact or circumstance that would require them to make any such disclosure.

                  12. The Company and the Investor Group each acknowledge and agree that (a) a breach or a threatened breach by either party may give rise to irreparable injury inadequately compensable in damages and accordingly each party shall be entitled to injunctive relief, without proof of actual damages, to prevent a breach or threatened breach of the provisions hereof and to enforce specifically the terms and provisions hereof in any state or federal court having jurisdiction, (b) neither party shall plead in defense for any such relief that there would be an adequate remedy at law, (c) any applicable right or requirement that a bond be posted by either party is waived and (d) such remedies shall not be the exclusive remedies for a breach of this Agreement, but will be in addition to all other remedies available at law or in equity.

                  13. The Investor Group, for the benefit of the Company and each of the Company's controlling persons, officers, directors, stockholders, agents, affiliates, employees, attorneys and assigns, past and present, in their capacity as such (the Company and each such person being a "Company Released Person"), hereby forever waives and releases, and covenants not to sue, any of the Company Released Persons for any and all claims, causes of action, actions, judgments, liens, debts, contracts, indebtedness, damages, losses, liabilities, rights, interests and demands of whatsoever kind or character (other than fraud) (collectively, Claims") based on any event, fact, act, omission, or failure to act by the Company Released Persons, whether known or unknown, occurring or existing prior to the date hereof; provided, however, this waiver and release and covenant not to sue shall not include any Claims arising out of or related to any obligations under, or breach of, this Agreement and does not extend to acts which are criminal.

                  14. The Company, for the benefit of any member of the Investor Group and each of such member's controlling persons, officers, directors, stockholders, agents, affiliates, employees, attorneys and assigns, past and present, in their capacity as such (each such person being a "Investor Group Released Person"), hereby forever waives and releases and covenants not to sue, for any Claim based on any event, fact, act, omission or failure to act by such Investor Group Released Person, whether known or unknown, occurring or existing prior to the date hereof; provided, however, this waiver and release and covenant not to sue shall not include any Claims arising out of or related to any obligations under, or breach of, this Agreement and does not extend to acts which are criminal.

                  15. All notices and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person or by facsimile, or by Federal Express or registered or certified mail, postage pre-paid, return receipt requested, as follows:

                  If to the Company:

                  Red Robin Gourmet Burgers, Inc.
                  6312 South Fiddlers Green Circle, # 200N
                  Greenwood Village, CO 80111
                  Attn: General Counsel

                  with a copy (which shall not constitute notice) to:

                  Ronald R. Levine, II
                  Davis Graham & Stubbs LLP
                  1550 17th Street, Suite 500
                  Denver, CO 80202

                  If to the Investor Group:

                  Spotlight Advisors, LLC
                  9 West 57th St., 26th Floor
                  New York, NY 10019
                  Attn: Gregory P. Taxin

                  and:

                  Clinton Group, Inc.
                  9 West 57th St., 26th Floor
                  New York, NY 10019
                  Attn: General Counsel

                  with a copy (which shall not constitute notice) to:

                  David Rosewater
                  c/o Schulte Roth & Zabel LLP
                  919 Third Avenue
                  New York, NY 10022

                  16. This Agreement may be executed by the signatories hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

                  17. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflict of laws principles. The parties hereto consent to personal jurisdiction and venue in any action to enforce this Agreement in any court of competent jurisdiction located in Denver, Colorado.

                  18. This Agreement constitutes the only agreement between the Investor Group and the Company with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions whether oral or written. This Agreement shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by any party without the express written consent of the other party. No amendment, modification, supplement or waiver of any provision of this Agreement may in any event be effective unless in writing and signed by the party or parties affected thereby.

                  19. The Company represents and warrants that (a) the Company has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, and (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms.

                  20. Spotlight represents and warrants that (a) it has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, and
(b) this Agreement has been duly and validly authorized, executed and delivered by Spotlight, constitutes a valid and binding obligation and agreement of Spotlight and is enforceable against Spotlight in accordance with its terms.

                  21. Clinton represents and warrants that (a) it has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby, and (b) this Agreement has been duly and validly authorized, executed and delivered by Clinton, constitutes a valid and binding obligation and agreement of Clinton and is enforceable against Clinton in accordance with its terms.

                  22. The Company shall be responsible for reimbursing the Investor Group for its reasonable and documented legal expenses incurred by the Investor Group prior to the date hereof in connection with the execution and delivery of this Agreement by the Investor Group and its related prior activities, provided that in no event shall the Company be required to reimburse the Investor Group an amount more than $50,000.

                            [SIGNATURE PAGE FOLLOWS]

Very truly yours,

                                     RED ROBIN GOURMET BURGERS, INC.
                                     By:      /s/ Annita M. Menogan
                                              -------------------------
                                              Name:  Annita M. Menogan
                                              Title: Senior Vice President and
                                                     Chief Legal Officer

Accepted and agreed to:
SPOTLIGHT ADVISORS, LLC
on behalf of itself and its affiliates

By:        /s/ Francis Ruchalski
           --------------------------------------------
           Name:  Francis Ruchalski
           Title: Comptroller

CLINTON GROUP, INC.
on behalf of itself and its affiliates


By:        /s/ Francis A. Ruchalski
           --------------------------------------------
           Name:  Francis A. Ruchalski
           Title: CFO

                                    EXHIBIT A

            When a quorum is present at any meeting for the election of directors, a nominee for director shall be elected by the stockholders at such meeting if the votes cast "for" such nominee's election exceed the votes cast "against" (or "withheld" from) such nominee's election (with "abstentions" and "broker non-votes" not counted as a vote either "for" or "against" that director's election); provided, that directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the secretary of the corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements for stockholder nominees for director set forth in Article SIXTH, Section C hereof and (ii) such nomination has not been rejected by the company for any reason or withdrawn by such stockholder on or before the tenth business day before the corporation first mails its notice of meeting to the stockholders. In the event the votes cast "against" (or "withheld" from) the nominee exceed the votes cast "for" such nominee (with "abstentions" and "broker non-votes" not counted as a vote either "for" or "against" that director's election) (a "No Vote"), the resulting vacancy shall be filled only by a majority vote of the directors then in office, though less than a quorum (and not by stockholders), and the directors so chosen shall serve for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires or until such director's successor shall have been duly elected and qualified. In no event shall the Board nominate or elect a person to the Board who has received a No Vote subsequent to the adoption of this provision.

                                    EXHIBIT B

            RED ROBIN APPOINTS ROBERT AIKEN, LLOYD HILL, AND STUART ORAN TO THE BOARD OF DIRECTORS COMPANY WILL SEEK SHAREHOLDER APPROVAL FOR MAJORITY VOTING STANDARD FOR UNCONTESTED DIRECTOR ELECTIONS "STANDSTILL AGREEMENT" SIGNED WITH CLINTON GROUP AND SPOTLIGHT ADVISORS Greenwood Village, Colo. -- March 4, 2010 -Red Robin Gourmet Burgers, Inc., (NASDAQ: RRGB) today announced the appointment of Robert Aiken, Lloyd Hill and Stuart Oran to its Board of Directors. "As we have previously announced, the Company's Board of Directors has been proactively taking steps to enhance governance and has been reviewing new board member candidates with industry expertise. Today, I'm pleased to welcome Bob, Lloyd and Stuart to the Board of Directors. Each individual possesses a significant amount of foodservice experience and I look forward to their future contributions to Red Robin and the Board of Directors," said Pattye Moore, Red Robin's recently appointed independent Board Chair. "In addition, we are seeking to add one additional experienced director in the future."

            Robert Aiken is the former President and Chief Executive Officer of U.S. Foodservice, Inc., one of the country's premier foodservice distributors, with annualized revenue of approximately $20 billion and an array of services to more than 250,000 customers. Under his leadership, U.S. Foodservice has developed an integrity-based culture committed to helping customers win, and promoted industry-leading food safety and quality assurance standards around the world. Mr. Aiken joined U.S. Foodservice in 2004 and held several senior executive positions including President and Chief Operating Officer and Executive Vice President of Sales/Marketing and Supply Chain, before being named CEO in 2007. Prior to joining U.S. Foodservice, Mr. Aiken held numerous executive positions in the food processing and distribution industry. He began his career as an attorney. He holds accounting and law degrees from Georgetown University.

            Lloyd Hill is the former Chairman and CEO of Applebee's International, Inc. Mr. Hill joined Applebee's in January 1994 and served in numerous executive and board positions including chief executive officer and chairman of the board until his retirement in September 2006. Under his leadership, Applebee's grew into the largest casual dining concept in the world, with nearly 1,900 restaurants in 49 states and 17 countries. In 2005, Hill was named by Institutional Investor magazine as one of America's Best CEOs and as one of the top-performing CEOs within the restaurant industry. He also was named 2005 Operator of the Year by the operators-readers of Nation's Restaurant News. Prior to joining Applebee's, Hill served in executive positions at Kimberly Quality Care and Marion Health and Safety. Mr. Hill is on the board of numerous professional and community organizations.

            Stuart Oran is the Managing Member of Roxbury Capital Group LLC, a merchant banking firm he founded in 2002, and a co-founder of Bond Street Holdings LLC, formed to acquire failed banks in FDIC-assisted transactions. Mr. Oran has served on the Boards of Directors of a number of public and private companies, including Wendy's International, Inc. (WEN), Deerfield Capital Corp.
(DFR), and United Air Lines, Inc. (operating airline subsidiary of UAL Corporation). During his tenure at Wendy's, Mr. Oran was an active participant on the Strategic Planning Committee overseeing development of a new strategic plan, brand reinvigoration, and a new marketing focus; was actively involved on the Finance Advisory Committee, overseeing major asset dispositions; and was Chairman of the Franchisee Relations Committee, established to improve communication with Wendy's franchisees. From 1994 to 2002, Mr. Oran held a number of senior executive positions at UAL Corporation, including Senior Vice President-International, with responsibility for United's $6 billion International Division. Prior to joining UAL, Oran was a corporate partner at the New York law firm of Paul, Weiss, Rifkind, Wharton & Garrison.

            The Company will increase the size of the Board to 11 members with the appointment of Mr. Aiken as a Class I director, and Mr. Hill and Mr. Oran as Class II directors. The terms of Edward Harvey and Gary Singer, who have decided not to stand for re-election, shall expire at the 2010 Annual Meeting. The

Company will be proposing that shareholders approve a majority voting standard for uncontested director elections at the upcoming 2010 annual meeting. The Board has also approved an amendment to the Company's equity incentive plan to prohibit actions such as option re-pricings and option cash tender offers, without shareholder approval.

            The Company also announced that it had reached an agreement with institutional shareholder Clinton Group, Inc. ("Clinton") and Spotlight Advisors, LLC ("Spotlight") under which, among other things, Clinton and Spotlight have agreed not to take certain actions during a "standstill" period that expires on December 31, 2010, or under certain circumstances, such earlier date as defined under the agreement.

            "We appreciate the Board's swift and thoughtful response to our concerns on behalf of all shareholders," said Gregory P. Taxin, Managing Member of Spotlight. "We believe the changes the Company is announcing today lay the foundation for future success and growth and for the creation of significant shareholder value."

            ABOUT RED ROBIN GOURMET BURGERS, INC. (NASDAQ: RRGB) Red Robin Gourmet Burgers, Inc. (www.redrobin.com), a casual dining restaurant chain founded in 1969 that operates through its wholly-owned subsidiary, Red Robin International, Inc., serves up wholesome, fun, feel-good experiences in a family-friendly environment. Red Robin(R) restaurants are famous for serving more than two dozen insanely delicious, high-quality gourmet burgers in a variety of recipes with Bottomless Steak Fries(R), as well as salads, soups, appetizers, entrees, desserts, and signature Mad Mixology(R) Beverages. There are more than 430 Red Robin(R) restaurants located across the United States and Canada, including company-owned locations and those operating under franchise agreements.

                  For further information contact:

                  ICR
                  Don Duffy
                  203-682-8215

                                    EXHIBIT 5

          RED ROBIN APPOINTS ROBERT AIKEN, LLOYD HILL, AND STUART ORAN
                            TO THE BOARD OF DIRECTORS

            COMPANY WILL SEEK SHAREHOLDER APPROVAL FOR MAJORITY VOTING STANDARD FOR UNCONTESTED DIRECTOR ELECTIONS; "STANDSTILL AGREEMENT" SIGNED WITH CLINTON GROUP AND SPOTLIGHT ADVISORS Greenwood Village, Colo. -- March 4, 2010 -Red Robin Gourmet Burgers, Inc., (NASDAQ: RRGB) today announced the appointment of Robert Aiken, Lloyd Hill and Stuart Oran to its Board of Directors.

            "As we have previously announced, the Company's Board of Directors has been proactively taking steps to enhance governance and has been reviewing new board member candidates with industry expertise. Today, I'm pleased to welcome Bob, Lloyd and Stuart to the Board of Directors. Each individual possesses a significant amount of foodservice experience and I look forward to their future contributions to Red Robin and the Board of Directors," said Pattye Moore, Red Robin's recently appointed independent Board Chair. "In addition, we are seeking to add one additional experienced director in the future."

            Robert Aiken is the former President and Chief Executive Officer of U.S. Foodservice, Inc., one of the country's premier foodservice distributors, with annualized revenue of approximately $20 billion and an array of services to more than 250,000 customers. Under his leadership, U.S. Foodservice has developed an integrity-based culture committed to helping customers win, and promoted industry-leading food safety and quality assurance standards around the world. Mr. Aiken joined U.S. Foodservice in 2004 and held several senior executive positions including President and Chief Operating Officer and Executive Vice President of Sales/Marketing and Supply Chain, before being named CEO in 2007. Prior to joining U.S. Foodservice, Mr. Aiken held numerous executive positions in the food processing and distribution industry. He began his career as an attorney. He holds accounting and law degrees from Georgetown University.

            Lloyd Hill is the former Chairman and CEO of Applebee's International, Inc. Mr. Hill joined Applebee's in January 1994 and served in numerous executive and board positions including chief executive officer and chairman of the board until his retirement in September 2006. Under his leadership, Applebee's grew into the largest casual dining concept in the world, with nearly 1,900 restaurants in 49 states and 17 countries. In 2005, Hill was named by Institutional Investor magazine as one of America's Best CEOs and as one of the top-performing CEOs within the restaurant industry. He also was named 2005 Operator of the Year by the operators-readers of Nation's Restaurant News. Prior to joining Applebee's, Hill served in executive positions at Kimberly Quality Care and Marion Health and Safety. Mr. Hill is on the board of numerous professional and community organizations.

            Stuart Oran is the Managing Member of Roxbury Capital Group LLC, a merchant banking firm he founded in 2002, and a co-founder of Bond Street Holdings LLC, formed to acquire failed banks in FDIC-assisted transactions. Mr. Oran has served on the Boards of Directors of a number of public and private companies, including Wendy's International, Inc. (WEN),

            Deerfield Capital Corp. (DFR), and United Air Lines, Inc. (operating airline subsidiary of UAL Corporation). During his tenure at Wendy's, Mr. Oran was an active participant on the Strategic Planning Committee overseeing development of a new strategic plan, brand reinvigoration, and a new marketing focus; was actively involved on the Finance Advisory Committee, overseeing major asset dispositions; and was Chairman of the Franchisee Relations Committee, established to improve communication with Wendy's franchisees. From 1994 to 2002, Mr. Oran held a number of senior executive positions at UAL Corporation, including Senior Vice President-International, with responsibility for United's

$6 billion International Division. Prior to joining UAL, Oran was a corporate partner at the New York law firm of Paul, Weiss, Rifkind, Wharton & Garrison.

            The Company will increase the size of the Board to 11 members with the appointment of Mr. Aiken as a Class I director, and Mr. Hill and Mr. Oran as Class II directors. The terms of Edward Harvey and Gary Singer, who have decided not to stand for re-election, shall expire at the 2010 Annual Meeting.

            The Company will be proposing that shareholders approve a majority voting standard for uncontested director elections at the upcoming 2010 annual meeting. The Board has also approved an amendment to the Company's equity incentive plan to prohibit actions such as option re-pricings and option cash tender offers, without shareholder approval.

            The Company also announced that it had reached an agreement with institutional shareholder Clinton Group, Inc. ("Clinton") and Spotlight Advisors, LLC ("Spotlight") under which, among other things, Clinton and Spotlight have agreed not to take certain actions during a "standstill" period that expires on December 31, 2010, or under certain circumstances, such earlier date as defined under the agreement.

                  "We appreciate the Board's swift and thoughtful response to our concerns on behalf of all shareholders," said Gregory P. Taxin, Managing Member of Spotlight. "We believe the changes the Company is announcing today lay the foundation for future success and growth and for the creation of significant shareholder value."

                  ABOUT RED ROBIN GOURMET BURGERS, INC. (NASDAQ: RRGB) Red Robin Gourmet Burgers, Inc. (www.redrobin.com), a casual dining restaurant chain founded in 1969 that operates through its wholly-owned subsidiary, Red Robin International, Inc., serves up wholesome, fun, feel-good experiences in a family-friendly environment. Red Robin(R) restaurants are famous for serving more than two dozen insanely delicious, high-quality gourmet burgers in a variety of recipes with Bottomless Steak Fries(R), as well as salads, soups, appetizers, entrees, desserts, and signature Mad Mixology(R) Beverages. There are more than 430 Red Robin(R) restaurants located across the United States and Canada, including company-owned locations and those operating under franchise agreements.

                  For further information contact:

                  ICR
                  Don Duffy
                  203-682-8215